Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-8) pertaining to the 2004 Director Restricted Stock Plan of Valley National Bancorp, and to the incorporation by reference therein of our reports dated March 4, 2005, with respect to the consolidated financial statements of Valley National Bancorp incorporated by reference in its Annual Report (Form 10-K) for the year ended December 31, 2004, Valley National Bancorp management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Valley National Bancorp, filed with the Securities and Exchange Commission.

Ernst & Young LLP

New York, New York

April 21, 2005